Storm Cat Energy Grants Stock Options

April 29, 2005 - Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces that it has granted to each of its President, Scott Zimmerman, and its Chairman, Craig Steinke, 200,000 stock options pursuant to its stock option plan having an exercise price of CDN $1.90 and a term of five years. These options will vest over a period of 18 months as to 1/3 of the total grant at the end of each six-month period.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com .

By Order of the Board of Directors

Storm Cat Energy Corporation

Craig A. Steinke

Chairman

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RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.